UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                       World Wrestling Entertainment, Inc.
        -----------------------------------------------------------------
                                (Name of Issuer)

                      Class A Common Stock, $.01 par value
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                    98156Q108
                              --------------------
                                 (CUSIP Number)

                                December 31, 2004
        ----------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         /   /   Rule 13d-1(b)
         /   /   Rule 13d-1(c)
         / X /   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13G/A
                               CUSIP NO. 98156Q108


1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Vincent K. McMahon
     ------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group

     (a)    X
          ------
     (b)
          ------

3.   SEC Use Only
                  ----------------------------------------

4.   Citizenship or Place of Organization              United States
                                                       ---------------

Number of         5.    Sole Voting Power              47,146,893
Shares                                                 ---------------
Beneficially      6.    Shared Voting Power            0
Owned by                                               ---------------
Each Reporting    7.    Sole Dispositive Power         47,146,893
Person                                                 ---------------
With:             8.    Shared Dispositive Power       0
                                                       ---------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     47,146,893
     ------------

10.  Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares
                  --------

11.  Percent of Class Represented by Amount in Row (9)

                                                            68.8%
                                                            --------

12. Type of Reporting Person                                IN
                                                            --------



                                Page 2 of 6 Pages

                                 SCHEDULE 13G/A
                               CUSIP NO. 98156Q108


Explanatory Note: This Schedule 13G relates to the 47,146,893 shares of the Class B Common Stock, $.01 par value per share ("Class B Common Stock"), of World Wrestling Entertainment, Inc. (the "Company") beneficially owned by Vincent K. McMahon. Mr. McMahon beneficially owns 99% of the issued and outstanding shares of Class B Common Stock and approximately 95% of the Company's total voting power. Assuming the conversion of the shares of Class B Common Stock beneficially owned by Mr. McMahon as of the date hereof, Mr. McMahon would beneficially own 68.8% of the issued and outstanding shares of the Company's Class A Common Stock, par value $.01 per share ("Class A Common Stock"), based on the number of shares of Class A Common Stock outstanding as of November 26, 2004. The numbers of shares reported herein as beneficially owned by Mr. McMahon exclude 566,670 shares of Class B Common Stock and 100 shares of Class A Common Stock owned by Linda E. McMahon.


Item 1.

          (a)  Name of Issuer

               World Wrestling Entertainment, Inc.
               -------------------------------------------------------

          (b)  Address of Issuer's Principal Executive Offices

               1241 East Main Street
               Stamford, Connecticut 06902
               -------------------------------------------------------
Item 2.

          (a)  Name of Persons Filing

               Vincent K. McMahon
               -------------------------------------------------------

          (b)  Address of Principal Business Office or, if none,
               Residence

               c/o World Wrestling Entertainment, Inc.
               1241 East Main Street
               Stamford Connecticut 06902
               -------------------------------------------------------

          (c)  Citizenship

               United States
               -------------------------------------------------------



                                Page 3 of 6 Pages

                                 SCHEDULE 13G/A
                               CUSIP NO. 98156Q108



          (d)  Title of Class of Securities

               Class A Common Stock, $.01 par value
               -------------------------------------------------------

          (e)  CUSIP Number

               98156Q108
               -------------------------------------------------------

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a)  / / Broker or dealer registered under section 15 of the Act;

     (b)  / / Bank as defined in section 3(a)(6) of the Act;

     (c)  / / Insurance company as defined in section 3(a)(19) of the Act;

     (d) / / Investment company registered under section 8 of the Investment Company Act of 1940;

     (e)  / / An investment adviser in accordance with ss.240.13d-
              1(b)(l)(ii)(E);

     (f) / / An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

     (g) / / A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

     (h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

     (j)  / / Group, in accordance with ss.240.13d-1((b)(l)(ii)(J)

Item 4.   Ownership
          ---------

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.



                                Page 4 of 6 Pages

                                 SCHEDULE 13G/A
                               CUSIP NO. 98156Q108



     (a)  Amount beneficially owned:                             47,146,893

     (b)  Percent of class:                                      68.8%

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote         47,146,893

          (ii)  Shared power to vote or to direct the vote       -0-

          (iii) Sole power to dispose or to direct the
                disposition of                                   47,146,893

          (iv)  Shared power to dispose or to direct the
                disposition of                                   -0-

Item 5.   Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
          Holding Company or Control Person

          Not applicable.

Item 8.   Identification and Classification of Members of the Group

          Not applicable.

Item 9.   Notice of Dissolution of Group

          Not applicable.

Item 10.  Certification

          Not applicable.



                                Page 5 of 6 Pages

                                 SCHEDULE 13G/A
                               CUSIP NO. 98156Q108



                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                               February 14, 2005
                                               --------------------------
                                                          Date


                                               /s/ Vincent K. McMahon
                                               --------------------------
                                                       Signature


                                               Vincent K. McMahon
                                               --------------------------
                                                         Name















                                Page 6 of 6 Pages